OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 27752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____6/01/2003_____ AND ENDING_____5/31/2004_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    EAGLE EQUITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    400 CRAIN HIGHWAY, S.W.

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

(No. and Street)

GLEN BURNIE   MD   21061

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    JOAN M. SMITH   (410) 760-6098

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    KORWEK & COMPANY, P.A.   CERTIFIED PUBLIC ACCOUNTANTS

(Name – if individual, state last, first, middle name)

1113 ODENTON ROAD   ODENTON   MD   21113-1606

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

AUG 16 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JOAN M. SMITH _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ EAGLE EQUITIES, INC. _____, as of _____ MAY 31 _____, 2004 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
_____
Title

Rosemary H. Volkman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income(Loss)~~. Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See exemption below.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Exemption claimed for computation of Reserve Requirements pursuant to Rule 15c3-3. Eagle Equities, Inc. is a $5,000 BD doing business in mutual funds and annuities by application only.

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2004 AND 2003

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying statements of financial condition of Eagle Equities, Inc. as of May 31, 2004 and 2003 and the related statements of operations, stockholders' equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2004 and 2003 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KORWEK & COMPANY, PA

July 23, 2004

EAGLE EQUITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
MAY 31, 2004 AND 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 54,199	$ 59,829
Commissions receivable	9,983	4,809
Marketable securities	32,300	32,273
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	100,657	101,086
PROPERTY AND EQUIPMENT, net	15,285	18,502
OTHER ASSETS	-	-
	$115,942	$119,588

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	11,715	3,884
Deferred income taxes	-	-
Total current liabilities	11,715	3,884
DEFERRED INCOME TAXES	1,931	1,597
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	31,018	31,018
Retained earnings	70,278	82,089
	102,296	114,107
	$ 115,942	$ 119,588

The accompanying notes are an integral part of these financial statements.

- 4 -

EAGLE EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2004 AND 2003

	2004	2003
REVENUE		
Commissions	$ 19,956	$ 20,867
Revenue from sale of investment company shares	279,843	279,512
Market gain (loss) on firm securities investment accounts	(1,287)	(2,879)
Other revenue	1,454	2,173
Total revenue	299,966	299,673
EXPENSES		
Salaries and other employment costs voting stockholder officers	81,467	100,569
Other compensation and benefits	142,097	98,049
Interest expense	-	-
Regulatory fees and expenses	2,730	2,367
Other expenses	85,094	97,266
Total expenses	311,388	298,251
Net (loss) income before income taxes	(11,422)	1,422
Provision for income taxes		
Federal	259	1,083
State	130	543
	389	1,626
NET LOSS	$ (11,811)	$ (204)

The accompanying notes are an integral part of these financial statements.

EAGLE EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MAY 31, 2004 AND 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at June 1, 2002	$ 1,000	$ 42,885	$ 82,293	$ 126,178
Net loss from Operations	-	-	(204)	(204)
Return of Capital		(11,867)		(11,867)
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2003	$ 1,000	$ 31,018	$ 82,089	$ 114,107
Net loss from Operations	-	-		-
			(11,811)	
Return of Capital				-
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2004	$ 1,000	$ 31,018	$ 70,278	$ 102,296

The accompanying notes are an integral part of these financial statements.

EAGLE EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2004 AND 2003

	2004	2003
CASH FROM OPERATING ACTIVITIES		
Net loss	$ (11,811)	$ (204)
Adjustments to reconcile net income to net cash		
Depreciation and amortization	3,217	7,008
Market loss (gain) on investment securities	1,287	2,371
Deferred income taxes	334	1,500
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	(5,174)	195
Prepaid taxes	-	-
Increase (decrease):		
Income taxes payable	(126)	104
Accounts payable and other accrued liabilities	7,956	(4,413)
Cash provided (used) by operating activities	(4,317)	6,561
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	-	2,798
Purchase (sale) of investments	1,313	(10,292)
Cash (provided) used for investing activities	1,313	(7,494)
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	(11,867)
Cash used for financing activities	-	(11,867)
INCREASE (DECREASE) IN CASH	(5,630)	2,188
CASH, BEGINNING OF YEAR	59,829	57,641
CASH, END OF YEAR	$ 54,199	$ 59,829

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:		
Income taxes	$179	$22
Interest	-	-

The accompanying notes are in integral part of these financial statements

EAGLE EQUITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED MAY 31, 2004 AND 2003

	2004	2003
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, deferred investments, and related insurance products. The Company was incorporated in Maryland and started operations in July 1981. Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Cash and Cash Equivalents - The Company considers investments in money market accounts and certificates of deposit purchased with maturities of three months or less to be cash equivalents.

2. Marketable Securities - Marketable securities include stocks, bonds, and investments in mutual funds. They are considered available for sale and are valued at fair market value. Securities not readily marketable are valued at fair market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

3. Depreciation and Amortization - Depreciation is computed on a straight-line basis using the estimated useful service lives of the depreciable property for financial statements and accelerated methods for income tax reporting. Leasehold improvements are amortized on a straight-line basis over the estimated service lives of the improvements.

4. Revenue Recognition - Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Commissions subsequently deemed uncollectible are written off using the direct write-off method.

5. Earnings per share - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The loss per share amounted to $118.11 and $2.04 for the years ended May 31, 2004 and 2003, respectively.

6. Income taxes - The Company accounts for income taxes using the liability method. Deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. The Company's income tax returns are prepared on the cash basis.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2004 AND 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

7. Comprehensive Income - There is no difference between income and loss from operations and other comprehensive income or loss.

NOTE B - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2004 and 2003, and accordingly, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available for sale marketable securities as of May 31, 2004 and 2003 are as follows:

	2004	2003
Marketable securities, at cost	$ 33,834	$ 32,520
Valuation allowance	(1,534	(247)
Market and carrying value	$ 32,300	$ 32,273

NOTE D - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2004	2003
Furniture, Fixtures & Equipment	$ 87,373	$ 87,373
Leasehold improvements	17,512	17,512
	104,885	104,855
Less: Accumulated depreciation	89,600	86,383
	$ 18,502	$ 18,502

Depreciation and amortization expense for the years ended May 31, 2004 and 2003 amounted to $ 3,217 and $7,008, respectively.

NOTE E - INCOME TAXES

The Company's provision for income taxes for the years ended May 31, 2004 and 2003 consist of the following:

	2004	2003
Federal income taxes	$ 259	$ 1,083
State income taxes	130	543
	$ 389	$ 1,626
Currently payable	$ -	$ 126
Deferred provision	389	1,500
	$ 389	$ 1,626

The differences between the tax provision and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% in 2004 and 2003 are caused by the nondeductible expense of $10,956 and $6,341 of Officer's Life Insurance and non-taxable Municipal Interest of $1,287 and $1,575.

Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. At May 31, 2004 and 2003, the primary cumulative sources of the differences are: tax depreciation in excess of book depreciation in the amounts of $13,861 and $13,881; book revenue in excess of tax revenue caused receivables in the amounts of $9,978 and $4,809; book expenses in excess of tax expenses caused by payables and prepaid expenses in the amounts of $10,827 and $5,398; non realized accrued losses on securities held of $1,534 and $246 and non deducted capital loss carryforwards on securities sold in the amounts of $20,156.

NOTE F - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which the Company makes contributions. Annual contributions for the years ended May 31, 2004 and 2003 were each $ 3,600.

NOTE G - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the years ended May 31, 2004 and 2003.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2004 AND 2003

NOTE H - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2004 the Company had net capital of $80,176, which was $76,176 in excess of its required net capital of $5,000.

NOTE J - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Company are also principals in various other entities. These related parties charge management fees to the Company for services rendered. The management fees were approximately 5.0% and 12.0% of the total revenues in 2004 and 2003, respectively.

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the building, which is approximately 50% occupied by the Company. Rents were $5,100 and $5,100 during 2004 and 2003, respectively. There is no formal lease and the Company operates under a verbal month-to-month agreement.

Property and equipment of the Company are shared with the related parties and no fees are charged.

SUPPLEMENTAL INFORMATION

EAGLE EQUITIES, INC.
ADJUSTMENT OF STOCKHOLDERS' EQUITY
MAY 31, 2004 AND 2003

	2004	2003
Stockholders' equity from statement of financial condition	$ 102,296	$ 114,107
Excess of market value over cost on short-term marketable securities		
Adusted stockholders' equity	$ 102,296	$ 114,107

EAGLE EQUITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2004 AND 2003

	2004	2003
NET CAPITAL		
Adjusted stockholders' equity	$ 102,296	$114,107
Additions to net capital	-	-
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	102,296	114,107
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	102,296	114,107
Deductions and/or charges		
Non-allowable assets		
Petty cash	(365)	(174)
Commissions and accounts receivable	(34)	(28)
Prepaid insurance and expenses	(4,175)	(4,175)
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	(15,285)	(18,503)
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	$ 82,437	$ 91,227
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	(2,261)	(2,259)
Undue concentrations	-	-
Other	-	-
Net Capital	$ 80,176	$ 88,968
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	75,176	83,968
	$ 80,176	$ 88,968
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$13,646	$5,481
Less adjustments		
Secured notes payable	-	-
Deferred taxes	(1,931)	(1,597)
Net Aggregate Indebtedness	$11,715	$3,884
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	14.61%	4.37%

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
May 31, 2004

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	(1,287)	(1,287)	-
Revenue from the sale of investment company shares	279,843	279,843	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	21,410	21,410	-
Total revenue	299,966	299,966	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	164,719	81,467	83,252
Other compensation and benefits	58,845	142,097	(83,252)
Interest expense	-	-	-
Regulatory fees and expenses	2,730	2,730	-
Other expenses (including state income tax)	85,224	85,224	-
Total expenses	311,518	311,518	-
Net income before provision for federal income taxes	(11,552)	(11,552)	-
Provision for federal income taxes	259	259	-
NET INCOME	$ (11,811)	$ (11,811)	$ -

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
May 31, 2004

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 80,176
Increases		
Decrease income taxes payable	336	
Decrease prepaid tax deposits	-	
		336
Decreases		
Federal income tax provision currently payable	-	
State income tax provision currently payable	-	
Increase in deferred income taxes payable	336	
	-	
		336
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$80,176

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road	*TEL: (410) 674-7445*
Odenton, MD 21113-1606	*FAX: (410) 674-3771*

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2004, and have issued our report thereon dated July 23, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eagle Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

KORWEK & COMPANY, PA

July 23, 2004